Erayak Power Solution Group Inc.

No. 528, 4th Avenue

Binhai Industrial Park

Wenzhou, Zhejiang Province

People’s Republic of China 325025

June 28, 2022

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Thomas Jones

Re:	Erayak Power Solution Group Inc. Amendment No. 2 to Registration Statement on Form F-1 Submitted March 29, 2022 CIK No. 0001825875 File No. 333-262292

Dear Mr. Jones:

This letter is in response to your letter on April 26, 2022 in which you provided comments to the Amendment No.2 to Registration Statement on Form F-1 (the “Registration Statement”) of Erayak Power Solution Group Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on March 29, 2022. On the date hereof, the Company has submitted an Amendment No. 3 to the Registration Statement on Form F-1/A (“Form F-1/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 2 to Registration Statement on Form F-1 filed March 29, 2022

Cover Page

1.	We note your disclosure that according to your PRC counsel you will not be subject to cybersecurity review with the Cyberspace Administration of China, or the “CAC,” after the Cybersecurity Review Measures became effective on February 15, 2022. Please update your disclosure on page 8 to identify counsel and update the consent in the opinion for your disclosures on the cover page and summary.

RESPONSE:  We respectfully advise the Staff that we have updated the disclosure regarding the cybersecurity review, identified the counsel where they are referenced throughout the Registration Statement, and updated the consent in the opinion on the cover page and summary.

2.	We note your revised disclosure in response to prior comment 3 that “In the reporting periods presented in this prospectus, no transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors.” Please revise to state whether any transfers, dividends, or distributions have been made to date and not just in the reporting periods. If no transfers, dividends, or distributions have been made to the holding company from the subsidiaries, please explain how you have funded the operations of the holding company to date. In this regard, we note your disclosure on page 24 that you are a holding company and rely on dividends and other distributions on equity paid from your PRC subsidiaries for your cash and financing requirements.

RESPONSE:  We respectfully advise the Staff that we have updated the cover page to disclose that no cash generated from one subsidiary is used to fund another subsidiary’s operations and we do not anticipate any difficulties or limitations to transfer cash between subsidiaries, and that to date, we do not currently have cash management policies that dictate the amount of such funding. In addition, the operations of the holding company have been funded through intra-company loans by the Company’s subsidiaries to date, as provided in the table set forth on page 7 of the Registration Statement.

3.	Please ensure that your cross references are to the correct page.

RESPONSE:  We respectfully advise the Staff that we have updated the cross references to ensure that they reference the correct page.

PRC Regulatory Permissions, page 8

4.	We note your response to prior comment 4, including the new reference on page 8 to “aside from the necessary documentation needed in the ordinary course of business, such as business licenses.” Please disclose each permission or approval that you and your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. With respect to your operations, please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please explain how you determined that permissions and approvals were not necessary when you provide disclosure to that effect. If you relied on the advice of counsel, you should identify counsel and file the consent of counsel as an exhibit. If you did not consult counsel, you should explain why.

RESPONSE:  We respectfully advise the Staff that we have disclosed each permission or approval that the Company’s PRC subsidiaries are required to obtain from Chinese authorities to operate our business and to offer the securities being registered to foreign investors in tabular form on page 9. We have also previously described the consequences to us and our investors if we or our subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future at the last sentence of the first paragraph of the “PRC Regulatory Permissions” section starting on page 8. We disclose that "if we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approvals in the future, we may be subject to investigations by competent regulators, fines or penalties, ordered to suspend our relevant operations and rectify any non-compliance, prohibited from engaging in relevant business or conducting any offering, and these risks could result in a material adverse change in our operations, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.” Furthermore, we have disclosed the identity of our counsel where they are referenced throughout the Registration Statement and updated the consent of counsel as exhibit 99.1.

Financial Statements, page F-1

5.	Please update your financial statements and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F.

RESPONSE:  We respectfully advise the Staff that we updated the financial statements for the fiscal year ended December 31, 2021 and corresponding financial information throughout the filing to comply with Item 8.A.4 of Form 20-F.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Lingyi Kong
Lingyi Kong
Chief Executive Officer

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